UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CLEARWAY ENERGY, INC.

(Name of Issuer)

Class A common stock

Class C common stock

(Title of Class of Securities)

18539 C 105 (Class A common stock)

18539 C 204 (Class C common stock)

(CUSIP Number)

Global Infrastructure Management, LLC

Attention: Julie Ashworth

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 18539C105, 18539C204		13D

1	Names of Reporting Persons Global Infrastructure Investors III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 34.0% of Class C common stock

14	Type of Reporting Person OO

CUSIP: 18539C105, 18539C204		13D

1	Names of Reporting Persons Global Infrastructure GP III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 34.0% of Class C common stock

14	Type of Reporting Person PN

CUSIP: 18539C105, 18539C204		13D

1	Names of Reporting Persons GIP III Zephyr Midco Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 34.0% of Class C common stock

14	Type of Reporting Person PN

CUSIP: 18539C105, 18539C204		13D

1	Names of Reporting Persons Zephyr Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 34.0% of Class C common stock

14	Type of Reporting Person OO

CUSIP: 18539C105, 18539C204		13D

1	Names of Reporting Persons GIP III Zephyr Acquisition Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 34.0% of Class C common stock

14	Type of Reporting Person PN

CUSIP: 18539C105, 18539C204		13D

1	Names of Reporting Persons Clearway Energy Group LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,402,537 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 34.0% of Class C common stock

14	Type of Reporting Person OO

Explanatory Note

This Amendment No. 2 (the “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on September 10, 2018, as amended by Amendment No. 1 filed with the SEC on May 25, 2022 (as amended, the “Schedule 13D”) related to the Class A common stock (“Class A Common Stock”) and Class C common stock (“Class C Common Stock”) of Clearway Energy, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 300 Carnegie Center, Princeton, New Jersey 08540.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Global Infrastructure Investors III, LLC (“Global Investors”),

Global Infrastructure GP III, L.P. (“Global GP”),

GIP III Zephyr Midco Holdings, L.P. ("Midco"),

Zephyr Holdings GP, LLC ("Zephyr GP"),

GIP III Zephyr Acquisition Partners, L.P. (“Zephyr”) and

Clearway Energy Group LLC (“Clearway Energy Group”).

Global GP is organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105. The principal business of each of Global Investors, Global GP, Midco and Zephyr is investing in securities, including of the Issuer. The principal business of Zephyr GP is serving as general partner of Zephyr and related entities. The principal business of Clearway Energy Group is holding equity securities and directing and managing the business operations of the entities in which it holds such equity securities.

Information with respect to the directors and officers of Global Investors, Zephyr GP and Clearway Energy Group (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

On September 12, 2022, Midco completed the previously announced sale of fifty percent (50%) of the equity interests in Zephyr Acquisition Holdings, L.P. (formerly known as GIP III Zephyr Holdings, LLC) to TotalEnergies Renewables USA, LLC (“TTE Investor”), an indirect subsidiary of TotalEnergies SE, (the “Transaction”). In the Transaction, Midco received approximately $1.6 billion in cash and an interest of 50% minus one share in the subsidiary of TotalEnergies SE that holds its 50.6% ownership in SunPower Corporation (NASDAQ: SPWR). The Transaction takes into account valuations of $35.10 per share for the Issuer’s common stock and $18 per share for SunPower Corporation. Zephyr Acquisition Holdings, L.P. owns all of the limited partnership interests in Zephyr. Zephyr is the sole member of Clearway Energy Group, which directly owns the securities of the Issuer reported herein.

As a result of the closing of the Transaction, Midco and TTE Investor each shares joint control over Zephyr GP, the general partner of Zephyr, the sole member of Clearway Energy Group, and each indirectly owns 50.00% of the equity interests in Clearway Energy Group. No securities of the Issuer were directly transferred pursuant to the Transaction.

Contemporaneously with the closing of the Transaction, the parties entered into a letter agreement (the "Letter Agreement") detailing the manner in which Midco, and TTE Investor (together with Midco, the “Investors”) will exercise certain governance rights with respect to the Issuer, including setting the number of directors to serve on the Board of Directors of the Issuer (the “Board”) and the designation, nomination, appointment, classification and election of the Chairman and certain other members of the Board. Specifically, each Investor agreed that, unless consented to by the other Investor, it would (i) cause the number of directors on the Board not to exceed eleven members, and to cause the actual number of directors on the Board to be a number that reflects the board designation rights described in the Letter Agreement, (ii) designate, nominate, appoint, classify or elect to the Board (a) a Chairman of the Board initially designated by Midco for a period of two years, following which Midco and TTE Investor would alternate designating the Chairman of the Board for two year periods, (b) a number of directors designated by each of Midco and TTE Investor relative to their respective ownership interests in Zephyr GP, (c) the chief executive officer of the Issuer to be a member of the Board, (d) a minimum of three independent directors (as described in the Letter Agreement) to be designated by the board of directors of Zephyr GP (the “GP Board”), and (e) such additional directors for any remaining seats on the Board as designated by the GP Board. As of the date of closing of the Transaction, Midco and TTE Investor determined that the provisions of the Letter Agreement providing for a change to the current composition of the Board shall not be implemented until such time as agreed by each of Midco and TTE Investor; provided however, Midco and TTE Investor have agreed that the parties will work together such that TTE Investor will appoint 3 directors to the Board shortly following the closing of the Transaction. At least one current director is expected to resign from the Board shortly before such appointment by the TTE Investor.

Under the terms of the Letter Agreement, the Investors have agreed (i) to certain restrictions on sale, transfer or other disposition of the outstanding securities of the Issuer held by Clearway Energy Group and (ii) to cause their designees to the Board to refrain from taking certain actions as members of the Board without the prior approval of certain representatives of each of the Investors, including, permitting the Issuer or its subsidiaries from entering into any transaction or series of related transactions with a total value in excess of certain designated thresholds; commencing or settling litigation material to the Issuer or its subsidiaries; permitting the Issuer or its subsidiaries to incur, assume or guarantee certain indebtedness; appointing, hiring, terminating or removing certain management level employees of the Issuer or its subsidiaries; permitting the Issuer or its subsidiaries with respect to the authorization, issuance, conversion, exchange, purchase, repurchase, transfer or sale of securities of Issuer or its subsidiaries outside the ordinary course or pursuant to management or equity incentive plans; or issuing any call notice or otherwise make any capital call with respect to the Issuer or any of its subsidiaries other than to any employees of the Issuer or any of its subsidiaries.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text such agreement, the “form of” which is attached as an exhibit hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) — (b)

The aggregate number and percentage of shares of Class A Common Stock and Class C Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D and are incorporated herein by reference.

Calculations of the percentage of shares of stock beneficially owned are based on 34,599,645 shares of Class A Common Stock and 82,196,386 shares of Class C Common Stock, respectively, outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2022, and take into account the number of Class B units of Clearway Energy LLC (“Class B Units”) and Class D units of Clearway Energy LLC (“Class D Units”) beneficially owned by the Reporting Persons and convertible into shares of Class A Common Stock and Class C Common Stock, respectively, as applicable.

Clearway Energy Group is the record holder of 21,841 shares of Class A Common Stock, 42,738,750 Class B Units, 65,787 shares of Class C Common Stock and 42,336,750 Class D Units. Pursuant to the terms of the Exchange Agreement, each Class B Unit is exchangeable at any time for shares of Class A Common Stock, and each Class D Unit is exchangeable at any time for shares of Class C Common Stock, in each case, on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications.

Zephyr GP is the general partner of Zephyr, which is the sole member of Clearway Energy Group. Zephyr GP is owned by Midco and TTE Investor. Global Investors is the sole general partner of Global GP, which is the general partner of Midco. As a result, each of GIP, Zephyr GP, Midco, Global GP and Global Investors, may be deemed to share beneficial ownership of the Class A Common Stock and Class C Common Stock beneficially owned by Clearway Energy Group. Adebayo Ogunlesi, Jonathan Bram, William Brilliant, Tufan Erginbilgic, Matthew Harris, Michael McGhee, Rajaram Rao, Salim Samaha and Robert O’Brien, as the voting members of the Investment Committee of Global Investors, may be deemed to share beneficial ownership of the Class A Common Stock and Class C Common Stock beneficially owned by Global Investors. Such individuals expressly disclaim any such beneficial ownership.

None of the Related Persons beneficially owns any shares of Class A Common Stock or Class C Common Stock.

By virtue of the relationships and agreements described herein, the Reporting Persons and TTE Investor and its affiliates may be deemed to be members of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that such persons are members of any such group. TTE Investor and certain of their affiliates are separately making a Schedule 13D filing reporting the Class A Common Stock and Class C Common Stock they may be deemed to beneficially own. Each Reporting Person disclaims beneficial ownership of any Class A Common Stock and Class C Common Stock that may be deemed to be beneficially owned by TotalEnergies Renewables USA, LLC and its affiliates, except as otherwise described herein.

(c)   Except as described herein, including the transactions listed on Annex A attached hereto, none of the Reporting Persons or Related Persons has effected any transactions in Class A Common Stock or Class C Common Stock in the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

10	Joint Filing Agreement
11	Form of Letter Agreement dated September 12, 2022

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2022

GLOBAL INFRASTRUCTURE INVESTORS III, LLC

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	President

GLOBAL INFRASTRUCTURE GP III, L.P.

By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Gregg Myers
Name:	Gregg Myers
Title:	Chief Financial Officer

GIP III ZEPHYR MIDCO HOLDINGS, L.P.

By: Global Infrastructure GP III, L.P., its general partner
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Gregg Myers
Name:	Gregg Myers
Title	Chief Financial Officer

ZEPHYR HOLDINGS GP, LLC

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Officer

GIP III ZEPHYR ACQUISITION PARTNERS, L.P.

By: Zephyr Holdings GP, LLC, its general partner

By:	/s/ Gregg Myers
Name:	Gregg Myers
Title:	Chief Financial Officer

CLEARWAY ENERGY GROUP LLC

By:	/s/ Craig Cornelius
Name:	Craig Cornelius
Title:	Chief Executive Officer

Annex A

Additional Transactions in Class A Common Stock and Class C Common Stock in the previous 60 days

Date	Security	Number of Shares	Transaction	Price
7/15/2022	Class C Common Stock	1,429	(1)	$35.00(1)
9/09/2022	Class C Common Stock	2,466	(2)	(2)

(1) Shares of restricted stock of the Issuer granted by Clearway Energy Group under its Long Term Equity Incentive Program to one or more of its employees.

(2) Shares of restricted stock of the Issuer previously granted by Clearway Energy Group under its Long Term Equity Incentive Program forfeited by one of its employees due to termination of service.

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Global Infrastructure Investors III, LLC, Zephyr Holdings GP, LLC and Clearway Energy Group LLC are set forth below. Unless otherwise noted, the business address of each individual affiliated with Global Infrastructure Investors III, LLC is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105.

Global Infrastructure Investors III, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner / Founding Partner of Global Infrastructure Partners	United States
Deepak Agrawal	Partner of Global Infrastructure Partners	United Kingdom
Julie Ashworth	General Counsel and Chief Compliance Officer of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Robert Callahan	Partner of Global Infrastructure Partners	United States
Lucy Chadwick	Partner of Global Infrastructure Partners	United Kingdom
Tufan Erginbilgic	Partner of Global Infrastructure Partners	United Kingdom
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Tom Horton	Partner of Global Infrastructure Partners	United States
Philip Iley	Partner of Global Infrastructure Partners	United Kingdom
Michael McGhee	Founding Partner and Deputy Chairman of Global Infrastructure Partners	United Kingdom
Bruce MacLennan	Partner of Global Infrastructure Partners	Canada
Michael O’Sullivan	Partner of Global Infrastructure Partners	United Kingdom
Andrew Paulson	Partner of Global Infrastructure Partners	United Kingdom
Rajaram Rao	President, Chief Operating Officer and Partner of Global Infrastructure Partners	United Kingdom
Salim Samaha	Partner of Global Infrastructure Partners	United States
Robert Stewart	Partner of Global Infrastructure Partners	Australia
Scott Telesz	Partner of Global Infrastructure Partners	United States
William Woodburn	Founding Partner of Global Infrastructure Partners	United States
Gregg Myers	Managing Director of Finance and Accounting of Global Infrastructure Partners	United States
Robert O’Brien	Chief Risk Officer of Global Infrastructure Partners	United States

Zephyr Holdings GP, LLC

Name	Present Principal Occupation or Employment	Citizenship
Vincent Stoquart	Senior Vice-President Renewables, TotalEnergies	Belgium
Guillaume Hédiard	Vice-President Transaction Renewables, TotalEnergies	France
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
Nathaniel Anschuetz	Principal at Global Infrastructure Partners	United States
Robert Callahan	Partner of Global Infrastructure Partners	United States

Clearway Energy Group LLC

Name	Present Principal Occupation or Employment	Citizenship
Nathaniel Anschuetz	Principal at Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
Robert Callahan	Partner of Global Infrastructure Partners	United States
Bruce MacLennan	Partner of Global Infrastructure Partners	Canada
Tufan Erginbilgic	Partner of Global Infrastructure Partners	United Kingdom
Craig Cornelius	Chief Executive Officer of Clearway Energy Group	United States
Jennifer Hein	General Counsel of Clearway Energy Group	United States
Steve Ryder	Chief Financial Officer of Clearway Energy Group	United States